SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Youngdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

On June 9, 2008, Korea Electric Power Corporation (“KEPCO”) announced that it plans to launch a Clean Development Mechanism (“CDM”) project. The CDM is an arrangement under the Kyoto Protocol, which allows a country with an emission-reduction or emission-limitation commitment under the Kyoto Protocol to implement an emission-reduction project in developing countries. Such projects can earn saleable certified emission reduction (“CER”) credits, each equivalent to one ton of CO2, which can be counted towards meeting Kyoto targets.

KEPCO’s CDM project will primarily involve reducing the emission of SF6, a gas which has a significantly greater greenhouse effect than CO2, from its electricity and transmission facilities. Under the current schedule, KEPCO plans to register this project with the United Nations in 2010, commence reducing the SF6 emission in 2011, and commence trading the CER credits, subject to obtaining approval from the CDM Executive Board of the United Nations, in 2012. Based on this schedule, the currently estimated cost of the project, which will principally consist of the United Nations registration fee and various consulting fees, is approximately KRW3.9 billion and the currently estimated profit from trading the CER credits is KRW 31 billion per year. Details of this plan may change depending on the results of actual experiments undertaken in connection with the SF6 emission reduction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	Director, Finance Team

Date: June 11, 2008